The Benchmark Company LLC

17th Floor, 150 E58th Street

New York, NY 10158

United States

Valuable Capital Limited

Room 2807-09, 28th Floor

China Merchants Tower, Shun Tak Centre

168-200 Connaught Road Central

Hong Kong

TFI Securities and Futures Limited

Room 1108-1111, 11/F

Nexxus Building

41 Connaught Road Central

Hong Kong

VIA EDGAR

March 8, 2021

Ms. Amy Geddes

Mr. Doug Jones

Mr. Daniel Morris

Ms. Lilyanna Peyser

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	First High-School Education Group Co., Ltd (the “Company”) (CIK No. 001786182)

Registration Statement on Form F-1, as amended (Registration No. 333-252076)

Ladies and Gentlemen:

We hereby join the Company in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on March 10, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 500 copies of the Company’s preliminary prospectus dated March 2, 2021 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature page follows)

Very truly yours,

As representative of the several underwriters

The Benchmark Company LLC

By:	/s/ Michael S. Jacobs
Name:	Michael S. Jacobs
Title:	Head of Equity Capital Markets

[Signature Page to Acceleration Request Letter]

Very truly yours,

As representative of the several underwriters

Valuable Capital Limited

By:	/s/ He Zheng
Name:	He Zheng
Title:	Managing Director

[Signature Page to Acceleration Request Letter]

Very truly yours,

As representative of the several underwriters

TFI Securities and Futures Limited

By:	/s/ Chiu Yan Kit
Name:	Chiu Yan Kit
Title:	Responsible Officer

[Signature Page to Acceleration Request Letter]